Exhibit 17.2

May 7th, 2010

Richard Granville
Chairman and CEO
Cinnabar Ventures, Inc.
17595 S. Tamiami Trail
Fort Myers, FL 33908

Rich,

Due to family obligations I am no longer able to fulfill the responsibilities of my position as President and COO of the company. As such, I hereby tender my resignation from this position with immediate effect. Unfortunately, I will also have to tender my resignation as a member of the Board of Directors as well.

I wish the company well.

Regards,

/s/ Richard A. Lisa

Richard A. Lisa